Exhibit 99.1
SHANGHAI, May 19/Xinhua-PRNewswire/—
Xinhua Finance Ltd. (TSE: 9399) (OTC ADRs: XHFNY) and Xinhua Finance Media (Nasdaq: XFML) announced today that Mr. Shelly Singhal has resigned from the Boards of both companies, as well as from all executive and managerial positions. His departure is immediate.
“Mr. Singhal provided important assistance throughout the development of Xinhua Finance Ltd. and Xinhua Finance Media,” commented Chairman and CEO Fredy Bush, “He remains a strong supporter of both companies, and he has our thanks for his tireless efforts in contributing to our successes to date.”
“It is a difficult decision to leave these two companies that I have helped to grow. Unfortunately, recent allegations against me in the press concerning my activities prior to joining Xinhua Finance have created a situation where my continued involvement with Xinhua Finance has become a distraction to management, so it is clearly the right thing to do now,” Mr. Singhal commented. “There is a deep pool of entrepreneurial and managerial talent in place to insure continued progress. I remain a loyal and long-term follower and shareholder, and wish the two companies well.”
Mr. Singhal is currently the subject of a civil suit which is unrelated to Xinhua Finance. Mr. Singhal has advised that he believes this claim to be without merit and that he intends to dispute it vigorously.
Fredy Bush added, “We wish Shelly the best and are grateful to him for his efforts on behalf of Xinhua Finance. During his time with Xinhua Finance, we believe Shelly has conducted himself with integrity and professionalism. In the meantime, we look forward to putting this matter behind us and focusing on what we do best—continuing to build our business in China and creating value for our shareholders”.
About the companies
Xinhua Finance Limited
Xinhua Finance Limited is China’s premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China’s financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide.
For more information, please visit www.xinhuafinance.com.
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.
For more information, please visit www.xinhuafinancemedia.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release is as of May 19, 2007, and XFMedia undertakes no duty to update such information, except as required under applicable law.